QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Prospect Street Energy Corporation
Address of Principal Business Office (No. & Street, City, State, Zip Code):
10 East 40th Street, 44th Floor New York, NY 10016
Telephone Number (including area code): (212) 448-0702
Name and address of agent for service of process:
The Corporation Trust Incorporated 300 East Lombard Street Baltimore, MD 21202
Copy to:	Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022
	Attention:	Margery K. Neale Thomas J. Friedmann

Check one of the following:

☒
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:    April 16, 2004

☐
The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:    Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:    Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 16th day of April, 2004.

[SEAL]	PROSPECT STREET ENERGY CORPORATION
	By:	/s/ John F. Barry III
	Name:	John F. Barry III
	Title:	Chief Executive Officer and Chairman of the Board

Attest:	/s/ M. Grier Eliasek (Name)
President and Chief Operating Officer (Title)

QuickLinks

SIGNATURES